Exhibit No. 99.2

March 31, 2006

To:	Holders of 3.75% Convertible Senior Notes Due 2023 of Fairmont Hotels & Resorts Inc.
(CUSIP Nos. 305204 AA 7 and 305204 AB 5)

We are writing to all holders of 3.75% Convertible Senior Notes Due 2023 (the "Notes") of Fairmont Hotels & Resorts Inc. ("Fairmont") to provide you with notification of certain matters relating to the recently announced plans of a newly formed Nova Scotia company (the "Purchaser") owned by affiliates of Kingdom Hotels International and Colony Capital, LLC to acquire all of the outstanding common shares of Fairmont. Capitalized terms used herein and not defined, shall have the meanings assigned to such terms in the Indenture, dated as of December 8, 2003, between Fairmont and The Bank of New York, as Trustee (the "Indenture"), which governs the terms of the Notes.

Execution of Acquisition Agreement

On January 29, 2006, Fairmont entered into an acquisition agreement (the "Acquisition Agreement") with the Purchaser providing for the acquisition of all of the outstanding common shares of Fairmont pursuant to a plan of arrangement under Canadian law (the "Arrangement"). In accordance with the Arrangement, each outstanding common share of Fairmont will, at the effective time of the Arrangement, be transferred to the Purchaser for consideration equal to US$45.00 in cash.

The terms of the Acquisition Agreement, including the conditions of the respective parties' obligation to effect the transactions contemplated thereby, are described in greater detail in the management information circular which has been prepared in connection with the special meeting of shareholders to be held on April 18, 2006 for shareholders to consider and vote upon the Arrangement. The management information circular is available on Fairmont’s website at www.fairmontinvestor.com, www.sedar.com and www.sec.gov. If you would like to receive a copy of the management information circular, please notify Fairmont at: Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, Suite 1600, P.O. Box 40, Toronto Dominion Centre, 100 Wellington Street West, Toronto, Ontario M5K 1B7 Canada (Attention: Executive Director, Corporate Services and Compliance and Corporate Secretary).

Anticipated Effective Date of Arrangement

It is Fairmont's current expectation that the Arrangement will become effective in early May 2006, subject to the timely satisfaction or waiver of all conditions to closing. The respective parties' obligations to consummate the transactions contemplated by the Acquisition Agreement are subject to approval of the Arrangement by Fairmont shareholders at a special meeting to be held on April 18, 2006 and, thereafter, by the court in Canada (as required under Canadian law), as well as the satisfaction or waiver of the other conditions specified in the Acquisition Agreement. Accordingly, no assurance can be given at this time as to the closing of the transaction or the timing thereof. Immediately following the effective time of the Arrangement, Fairmont shareholders will be entitled to surrender their common shares and receive the agreed upon consideration of US$45.00 in cash for each common share.

Conversion Rights

The transactions contemplated by the Acquisition Agreement will constitute a "Reorganization" and a "Designated Event" under the terms of the Indenture. As a result, holders of Notes will be entitled, subject to the terms of the Indenture, to convert any Notes held commencing on the fifteenth day prior to the date upon which the Arrangement is expected to become effective. As required by the Indenture, Fairmont will issue a press release at least two business days prior to the date on which the Notes initially become convertible indicating the determination by Fairmont's Board of Directors of the anticipated effective date for the Arrangement, as well as the first date on which the Notes become convertible.

Consideration Issuable Upon Conversion

At the time the Notes initially become convertible, each US$1,000 principal amount of Notes will be convertible into 26.5041 common shares of Fairmont. Following the effective time of the Arrangement and so long as the Notes are convertible, Fairmont, as permitted under the Indenture, intends to satisfy any conversion of the Notes by way of a cash payment in the amount of US$1,192.68 for each US$1,000 principal amount of Notes converted. US$1,192.68 represents the amount obtained by multiplying US$45.00, which is the per share consideration payable in the Arrangement, by the number of common shares of Fairmont into which US$1,000 principal amount of Notes would have been convertible immediately prior to the effective time of the Arrangement. In accordance with the Indenture, the Notes will remain convertible following the effective date of the Arrangement until the date on which Notes tendered pursuant to the offer to purchase (described in the next paragraph), which is to be commenced by Fairmont following the effective date of the Arrangement, are accepted for payment.

Fairmont's Obligation to Offer to Acquire the Notes following the Effective Date

Within 30 business days following the effective date of the Arrangement, Fairmont is required, pursuant to the Indenture, to make an offer to purchase any Notes then outstanding at a purchase price of US$1,000 for each US$1,000 principal amount of Notes, plus accrued interest to the date of purchase (but excluding the date of purchase).

Information Regarding Interest

June 1, 2006 is the next interest payment date under the Indenture. Such interest will be payable to all holders of record as of May 15, 2006.

Purchaser's Offer to Acquire Notes

On March 31, 2006, the Purchaser commenced an offer to acquire any and all outstanding Notes directly from the holders of the Notes. As described in the Purchaser's offering documents, the offer is designed to provide holders with an opportunity to sell their Notes and receive consideration equal to the consideration payable in the Arrangement with respect to the number of common shares into which the Notes would be convertible immediately prior to the effective time of the Arrangement (without having to convert the Notes) plus an amount equal to the interest on the Notes through to June 1, 2006, or in certain circumstances, a later date. The Purchaser has distributed materials relating to its offer directly to Note holders. The Purchaser has informed Fairmont that holders may contact Global Bondholder Services Corporation, the information agent for Purchaser's offer, at (866) 470-3700 if they would like to receive a copy of Purchaser's offering materials. Fairmont urges you to read those offering materials carefully before making any decisions with regard to the Notes. As described in those materials, neither Fairmont nor its Board of Directors has made any recommendation with respect to the Purchaser's offer for the Notes. Each Note holder should make its own decision with respect thereto.

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If you have any questions, please contact Fairmont Investor Relations at (866) 627-0642. If you require a copy of any of the materials referenced in this letter, please contact the Executive Director, Corporate Services and Compliance and Corporate Secretary of Fairmont at the address specified above.

Sincerely,

Stuart M. Miller
Executive Director, Corporate
Services and Compliance and
Corporate Secretary